Exhibit 99.1

Convenience Translation

Fresenius Medical Care AG & Co. KGaA

Hof an der Saale

Convening of the ordinary General Meeting

ISIN: DE0005785802 // Securities Identification No. 578580

ISIN: DE000A1YDGF6 // Securities Identification No. A1YDGF
ISIN: US3580291066

We hereby invite our shareholders to the ordinary General Meeting to be held on

Thursday, 15 May 2014, at 10:00 a.m.

in the Congress Center Messe Frankfurt,

Ludwig-Erhard-Anlage 1, 60327 Frankfurt am Main, Germany.

I. Agenda

1.                                     Presentation of the annual financial statements and consolidated group financial statements each approved by the Supervisory Board, the management reports for Fresenius Medical Care AG & Co. KGaA and the consolidated group, the report by the General Partner with regard to the information pursuant to sections 289 (4), 315 (4) of the German Commercial Code (Handelsgesetzbuch - HGB) and the report of the Supervisory Board of Fresenius Medical Care AG & Co. KGaA for fiscal year 2013; resolution on the approval of the annual financial statements of Fresenius Medical Care AG & Co. KGaA for fiscal year 2013

The Supervisory Board endorsed the annual financial statements and the consolidated group financial statements drawn up by the General Partner according to section 171 German Stock Corporation Act (Aktiengesetz - AktG). According to section 286 (1) AktG, the annual financial statements are to be submitted for approval by the General Meeting; the other aforementioned documents are to be made accessible to the General Meeting without requiring the passing of any additional resolution.

The General Partner and the Supervisory Board propose that the annual financial statements of Fresenius Medical Care AG & Co. KGaA for the fiscal year 2013 as presented, showing a profit of EUR 487,354,727.91, be approved.

2.                                     Resolution on the allocation of distributable profit

The General Partner and the Supervisory Board propose to allocate the profit shown in the annual financial statements in the amount of EUR 487,354,727.91 for the fiscal year 2013 as follows:

Distribution to shareholders by payment of a dividend of EUR 0.77 for each of the 301,446,779 ordinary shares entitled to a dividend	EUR	232,114,019.83

Profit carried forward to new account	EUR	255,240,708.08

Distributable profit	EUR	487,354,727.91

The dividend is payable on 16 May 2014.

3.                                     Resolution on the approval of the actions of the General Partner

The General Partner and the Supervisory Board propose to approve the actions of the General Partner of the Company during the fiscal year 2013.

4.                                     Resolution on the approval of the actions of the Supervisory Board

The General Partner and the Supervisory Board propose to approve the actions of the members of the Supervisory Board of the Company during the fiscal year 2013.

5.                                     Election of the auditors and consolidated group auditors for fiscal year 2014

The Supervisory Board, based on the recommendation of its Audit and Corporate Governance Committee (Prüfungsausschuss), proposes the election of KPMG AG Wirtschaftsprüfungsgesellschaft, Berlin, as auditor and consolidated group auditor for the fiscal year 2014.

6.                                     Resolution on the approval of the amendment of an existing profit and loss transfer agreement

On 23 December 1997, a profit and loss transfer agreement was entered into between Fresenius Medical Care AG & Co. KGaA and Fresenius Medical Care Beteiligungsgesellschaft mbH, whose shares are entirely held by Fresenius Medical Care AG & Co.

KGaA. With effect as of 1 January 1998, this agreement forms the basis for the fiscal unity for income tax purposes between Fresenius Medical Care AG & Co. KGaA as controlling entity (Organträgerin) and Fresenius Medical Care Beteiligungsgesellschaft mbH as controlled entity (Organgesellschaft).

In order to be able to continue this fiscal unity for income tax purposes fully in accordance with the relevant tax requirements also in the future, the existing profit and loss transfer agreement shall be amended as a result of a legislative change which came into force in the past fiscal year: The so-called Act on the Modification and Simplification of Company Taxation and of the Tax Treatment of Travel Expenses as of 20 February 2013 provides, inter alia, that profit and loss transfer agreements with controlled entities in the legal form of a GmbH must include a reference to the provision on loss compensation pursuant to section 302 AktG, as amended from time to time, to ensure that the fiscal unity for income tax purposes is continued to be recognized by the competent tax authorities.

With regard to this legislative change, Fresenius Medical Care AG & Co. KGaA has entered into an amendment agreement with Fresenius Medical Care Beteiligungsgesellschaft mbH dated 12 March 2014 by which the existing contractual provision on loss compensation in the profit and loss transfer agreement is replaced by such reference to section 302 AktG, as amended from time to time. Furthermore, the interest clause currently set forth in the profit and loss transfer agreement, pursuant to which the respective profit to be transferred according to the provisions of this agreement by Fresenius Medical Care Beteiligungsgesellschaft mbH accrues interest as of the balance sheet date at a rate of 3% p.a. above the discount interest rate of the German Federal Bank (Diskontsatz der Deutschen Bundesbank), is deleted. For the purposes of easier handling, Fresenius Medical Care AG & Co. KGaA and Fresenius Medical Care Beteiligungsgesellschaft mbH have agreed to amend the profit and loss transfer agreement by deleting this interest clause. No economic consequences arise from this deletion since the accrual of interest does not impact the net profits/net losses of Fresenius Medical Care AG & Co. KGaA. The profit and loss transfer agreed upon by the parties will cause the net total between interest income and interest expenditure on the one hand and profit and loss transfer on the other hand to remain unchanged. With the exception of singular editorial modifications following, inter alia, from the change of legal form of Fresenius Medical Care AG & Co. KGaA which became effective in 2006 and from a change of the company seat of Fresenius Medical Care Beteiligungsgesellschaft mbH in 1999, no further amendments are made by virtue of the amendment agreement.

Therefore, the essential content of the amendment agreement is as follows:

•                 Fresenius Medical Care AG & Co. KGaA undertakes to compensate any losses incurred by Fresenius Medical Care Beteiligungsgesellschaft mbH in accordance with section 302 AktG, as amended from time to time.

•                 The interest clause currently set forth in the profit and loss transfer agreement, pursuant to which the respective profit to be transferred by Fresenius Medical Care Beteiligungsgesellschaft mbH according to the provisions of this agreement accrues interest as of the balance sheet date at a rate of 3% p.a. above the discount interest rate of the German Federal Bank, is deleted.

In addition to the approval of the Shareholder´s Meeting of Fresenius Medical Care Beteiligungsgesellschaft mbH, which has already been obtained by virtue of shareholder resolution dated 17 March 2014, the aforementioned amendment agreement also requires the approval of the General Meeting of Fresenius Medical Care AG & Co. KGaA. The amendment agreement will come into effect upon the approval of the General Meeting of Fresenius Medical Care AG & Co. KGaA and the subsequent registration with the competent commercial register for Fresenius Medical Care Beteiligungsgesellschaft mbH in Bad Homburg v. d. Höhe.

The General Partner and the management board of Fresenius Medical Care Beteiligungsgesellschaft mbH have prepared a joint report in accordance with the statutory provisions (section 278 (3) AktG in connection with sections 295 (1) and 293a AktG), which, together with other documents to be disclosed, is available from the date of the convening of the General Meeting on the website of the Company under http://www.fmc-ag.com/AGM2014.htm.

Since all shares of Fresenius Medical Care Beteiligungsgesellschaft mbH are held by Fresenius Medical Care AG & Co. KGaA, neither an audit of the amendments to the profit and loss transfer agreement by a contract auditor (Vertragsprüfer) nor a respective audit report were required (section 278 (3) AktG in connection with sections 295 (1), 293b (1),

293c (1) AktG). Also for this reason, no compensation or settlement payments with regard to the amended profit and loss transfer agreement need to be made in the future.

The General Partner and the Supervisory Board propose to approve the amendment agreement between Fresenius Medical Care AG & Co. KGaA and Fresenius Medical Care Beteiligungsgesellschaft mbH dated 12 March 2014 to the profit and loss transfer agreement of 23 December 1997.

II. Further information regarding the convening of the
Annual General Meeting

Total number of shares and voting rights

At the time of the convening of the ordinary General Meeting, the share capital of the Company is composed of 309,107,675 non-par value shares and consists solely of bearer ordinary shares. At the time of the convening of the ordinary General Meeting, the Company holds a total of 7,548,951 treasury shares which do not entitle the Company to any rights. Therefore, the total number of shares carrying participation and voting rights at the time of the convening of the ordinary General Meeting amounts to 301,558,724 shares.

Conditions for participation in the General Meeting and for the exercise of the voting right

Only those shareholders who have registered with the Company in text form in the German or the English language by the end of 8 May 2014 (24:00 hours Central European Summer Time — CEST), at the latest at the following address

Fresenius Medical Care AG & Co. KGaA

c/o Computershare Operations Center

80249 Munich

Germany

Telefax: +49 89 30903 - 74675

E-Mail: anmeldestelle@computershare.de

and who have provided the Company with evidence of their entitlement to attend the General Meeting are entitled to participate and vote in the ordinary General Meeting. As evidence of their entitlement to attend the General Meeting and to exercise their voting right, shareholders must, by the end of 8 May 2014 (24:00 hours CEST), at the latest, provide evidence of their shareholding issued by their depositary bank in text form in the German or the English language to the aforementioned address referring to the beginning of 24 April 2014, (00:00 hours CEST) (“Evidence Date”).

Significance of the Evidence Date

As regards the participation in the General Meeting and the exercise of the voting right only such persons qualify as shareholders of the Company who have provided evidence of their shareholding. The right of participation and the extent of the voting rights are solely determined by the shareholding on the Evidence Date. The Evidence Date is not accompanied by a lock on the sale of shares. Even in case of a complete or partial sale of the shareholding after the Evidence Date, this has no effect on the entitlement to participate and on the voting right. This also applies accordingly to the acquisition of shares after the Evidence Date. Persons who do not hold shares on the Evidence Date and become shareholders only thereafter are entitled to participate and vote for the shares held by them only to the extent that they are authorized by proxy or otherwise authorized to exercise rights. However, the Evidence Date has no significance for the entitlement to a dividend as this entitlement only depends on the shareholder status on the day of the resolution on the distribution of profits by the ordinary General Meeting.

Proxy voting procedure

Shareholders may also have their voting rights in the ordinary General Meeting exercised by a proxy, e.g. the depositary bank, an association of shareholders or another person of their choice. If the shareholder authorizes more than one person, the Company can reject one or more of such persons. The issue of the proxy, its revocation and the evidence of authorization to be presented to the Company require the text form; financial institutions, shareholders’ associations and persons equated thereto according to section 278 (3) AktG in connection with sections 135 (8) AktG and 135 (10) AktG in connection with section 125 (5) AktG may — to the extent powers of attorney are issued to them — provide for deviating provisions.

The evidence of the appointment of an authorized person may be submitted to the following address or be presented at the entrance to the meeting venue of the General Meeting on the day of the General Meeting:

Fresenius Medical Care AG & Co. KGaA
 - Investor Relations -
Else-Kröner-Straße 1
61352 Bad Homburg v. d. H.
Germany
Telefax: +49 (0)6172-609-2301
E-Mail: ir@fmc-ag.com

Procedure regarding Company-named proxies acting on shareholders’ voting instructions

The Company offers that shareholders may issue powers of attorney to proxies named by the Company who are bound to shareholders’ voting instructions. Such persons are employees of the Company or of an affiliated company who vote on the respective items of the agenda on the basis of powers of attorney by shareholders and in accordance with the instructions issued by them. The proxies named by the Company must, for this purpose, be issued powers of attorney in text form as well as express and unambiguous instructions for the exercise of the voting right. The proxies named by the Company are obligated to vote in accordance with the instructions. They cannot exercise the voting rights at their own discretion. To the extent there is no express and unambiguous instruction, the proxies named by the Company will abstain from voting on the respective voting matter.

Powers of attorney including voting instructions for the proxies named by the Company may already be submitted to the Company prior to the General Meeting. In this case, powers of attorney and voting instructions must be received by the Company until 12 May 2014 (24:00 CEST) at the following address:

Fresenius Medical Care AG & Co. KGaA

c/o Computershare Operations Center

80249 Munich

Germany

Telefax: +49 89 30903 - 74675

E-Mail: anmeldestelle@computershare.de

Irrespective of the above, shareholders may issue powers of attorney and voting instructions to proxies named by the Company during the General Meeting.

Further information on the proxy voting procedure

The shareholders shall receive forms for powers of attorney and for voting instructions as well as further information regarding the issuing of powers of attorney together with the entrance ticket.

Timely registration and evidence of the shareholding in accordance with the foregoing provisions are also required in case a power of attorney is issued. This does not exclude any granting of powers of attorney after the registration has occurred.

Rights of shareholders according to section 278 (3) AktG in connection with sections 122 (2), 126 (1), 127, 131 (1) AktG

Supplemental requests to the agenda at the request of a minority according to section 278 (3) AktG in connection with section 122 (2) AktG

Shareholders whose total combined shares amount to the twentieth part of the registered share capital or the proportionate amount of the share capital of EUR 500,000 (that is equivalent to 500,000 non-par value shares), can request, according to section 278 (3) AktG in connection with section 122 (2) AktG, that items be placed on the agenda and notice thereof be given. For each new item, reasons or a draft resolution must be attached.

Supplemental requests must be received by the Company at least 30 days prior to the Meeting in writing. The day of receipt and the day of the General Meeting are not included in that calculation. Therefore, the last possible date for receipt is Monday, 14 April 2014 (24:00 hours CEST). Supplemental requests received after that date cannot be taken into account.

Applicants must provide evidence that they are holding the minimum quantity of shares for at least three months prior to the day of the General Meeting and that they hold the shares until the decision on the supplemental request (section 278 (3) AktG in connection with sections 142 (2) sentence 2 AktG, 122 (1) sentence 3, (2) sentence 1 AktG).

We ask shareholders to submit any supplemental requests to the following address:

Fresenius Medical Care AG & Co. KGaA

Die persönlich haftende Gesellschafterin

Fresenius Medical Care Management AG

- Vorstand -

Att. Mr. Rice Powell

Else-Kröner-Straße 1
61352 Bad Homburg v. d. H.

Germany

Motions and proposals for election by shareholders according to section 278 (3) AktG in connection with sections 126 (1), 127 AktG

Shareholders may send countermotions to the Company regarding proposals made by the General Partner and the Supervisory Board pertaining to a specific item on the agenda prior to the General Meeting. Shareholders may also make proposals for the election of the auditors. Reasons must be given for countermotions. For proposals for election, however, no reasons need to be given.

Countermotions and proposals for election to be made accessible that have been received at the address mentioned below at least 14 days prior to the General Meeting, the day of receipt and the day of the General Meeting not being included in the calculation, i.e. 30 April 2014 (24:00 hours CEST) at the latest, will be made available on the Company’s website to the other shareholders, including the name of the shareholder and any reasons given at http://www.fmc-ag.com/AGM2014.htm. Any comments of the management will be also published there.

Countermotions and proposals for election are to be sent only to

Fresenius Medical Care AG & Co. KGaA
 - Investor Relations -
Else-Kröner-Straße 1
61352 Bad Homburg v. d. H.
Germany
Telefax: +49 (0)6172-609-2301
E-Mail: ir@fmc-ag.com

Countermotions and proposals for election sent to any other address cannot be taken into account.

Countermotions and reasons given do not need to be made accessible under the prerequisites set out in section 126 (2) sentence 1 AktG. According to section 126 (2) sentence 2 AktG, the reasons for a countermotion do not need to be made accessible if they amount to more than 5,000 characters in total.

Section 126 AktG applies analogously to the proposal of a shareholder for the election of auditors pursuant to section 127 AktG. Proposals for the election of auditors according to section 127 AktG will moreover only be made accessible if they contain the name, the profession exercised and the residential address of the proposed person or the name and registered office of the proposed legal entity.

Shareholders’ information rights according to section 278 (3) AktG in connection with sections 131 (1), 293g (3) AktG

According to section 278 (3) AktG in connection with section 131 (1) AktG, information on the affairs of the Company including the legal and business relationships with affiliated enterprises and on the situation of the group and the enterprises included in the consolidated group financial statements is to be given by the General Partner to every shareholder upon the latter’s request in the General Meeting. This only applies to the extent the information is necessary for a proper evaluation of the item on the agenda. In connection with agenda item 6 and in accordance with section 278 (3) AktG in connection with section 293g (3) AktG, each shareholder shall upon request also be provided with information at the General Meeting on all matters of Fresenius Medical Care Beteiligungsgesellschaft mbH as other party (anderer Vertragsteil) that are material for the conclusion of the agreement.

Further explanations on the rights of the shareholders under section 278 (3) AktG in connection with sections 122 (2), 126 (1), 127, 131 (1), 293g (3) AktG are available on the Company’s website at http://www.fmc-ag.com/AGM2014.htm.

Availability of documents

From the day of the convening of the ordinary General Meeting, the following documents, amongst others, are available for inspection by the shareholders in the offices of the Company, Fresenius Medical Care AG & Co. KGaA, Else-Kröner-Straße 1, 61352 Bad Homburg v. d. H., Germany:

1)                  the annual financial statements and consolidated group financial statements approved by the Supervisory Board;

2)                  the management reports for Fresenius Medical Care AG & Co. KGaA and the consolidated group;

3)                  the report by the General Partner with regard to the information pursuant to sections 289 (4), 315 (4) HGB;

4)                  the General Partner’s proposal on the allocation of distributable profit;

5)                  the report of the Supervisory Board of Fresenius Medical Care AG & Co. KGaA for fiscal year 2013;

6)                  the annual report for the Fresenius Medical Care Group for fiscal year 2013 which contains the Report on Corporate Governance including the Remuneration Report as well as the Declaration on Corporate Governance for fiscal year 2013;

7)                  the report of the Joint Committee of the Company of 12 March 2014;

8)                  the profit and loss transfer agreement of 23 December 1997 concluded between

Fresenius Medical Care AG and Fresenius Beteiligungs GmbH;

9)                  the amendment agreement of 12 March 2014 concluded between Fresenius Medical Care AG & Co. KGaA and Fresenius Medical Care Beteiligungsgesellschaft mbH regarding the profit and loss transfer agreement of 23 December 1997 as well as the wording of the profit and loss transfer agreement following the amendment agreement;

10)           the annual financial statements and the management reports of Fresenius Medical Care AG & Co. KGaA as well as the annual financial statements of Fresenius Medical Care Beteiligungsgesellschaft mbH for the respective previous three business years; and

11)           the joint report of the General Partner of Fresenius Medical Care AG & Co. KGaA and the management board of Fresenius Medical Care Beteiligungsgesellschaft mbH pursuant to sections 295 (1) sentence 2, 293a AktG of 12 March 2014.

On request, each shareholder shall receive a copy of the aforementioned documents promptly and free of charge. These documents will, however, also be made available at the General Meeting of the Company.

The aforementioned documents and the information required pursuant to section 278 (3) AktG in connection with section 124a AktG are also available on the Company’s website at http://www.fmc-ag.com/AGM2014.htm.

Transmission in sound and vision

On the day of the General Meeting, the speech of the chairman of the Management Board of the General Partner will be broadcast in sound and vision if the chairman of the Meeting so orders. In this case, it can be followed live on the internet at http://www.fmc-ag.com/AGM2014.htm.

Hof an der Saale, April 2014

Fresenius Medical Care AG & Co. KGaA

The General Partner

Fresenius Medical Care Management AG

The Management Board

Information for holders of American Depositary Receipts regarding the Annual General Meeting

- ISIN: US3580291066 -

Holders of ADRs will generally submit their voting instructions to BNY Mellon, who, in its capacity as Depositary Bank, will then exercise the voting rights according to the instructions provided by the holders of ADRs. Guidelines as to the exercise of voting rights by means of “Proxy Voting” can be found in the materials of the Annual General Meeting, which will be sent to the holders of ADRs. Voting instructions must be received by BNY Mellon by 2 May 2014 (prior to 5 p.m. New York Time) at the latest.

Should, on an exceptional basis, a holder of ADRs wish to exercise voting rights in person at the Annual General Meeting, BNY Mellon will try on a best efforts basis to provide holders of ADRs with this possibility. However, due to the considerable amount of time required, an exercise of voting rights in person may not be guaranteed in all instances.

The custodian banks are advised of the separate publications in the German Wertpapier-Mitteilungen.

Hof an der Saale, April 2014

Fresenius Medical Care AG & Co. KGaA

The General Partner

Fresenius Medical Care Management AG

The Management Board